

June 24, 2008

Via Facsimile 215-405-2906 and U.S. Mail

Darrick M. Mix
WolfBlockLLP
1650 Arch Street, 22nd Floor

Philadelphia, PA 19103-2097

Re: Toll Brothers, Inc.
Schedule TO-I filed June 16, 2008
SEC File No. 5-37253

Dear Mr. Mix:

We have conducted a limited review of the filing listed above related to the issue identified in the comments that follow. All defined terms have the same meaning as in the offering memorandum filed as exhibit (a)(1)(A) to the Schedule TO-I.

Offering Memorandum – Summary Term Sheet, page 1

Why can't Toll Brothers just reprice my options?, page 4

1. Despite the heading of this subsection, the disclosure does not explain *why* Toll Brothers cannot reprice the options that are the subject of this Offer. Since the company through its board of directors decides what actions to propose to shareholders for their approval, explain why this exchange offer was pursued in favor of repricing.

May Toll Brothers cancel this Offer?, page 4

2. The disclosure here indicates that Toll Brothers may cancel this Offer at any time "in its sole discretion," without reference to the conditions set forth in Section 7 of the offering memorandum. While a bidder may condition a tender offer on any number of conditions that are adequately described in the offer materials and outside of the control of the bidder, reserving the right to terminate an offer at will and for no reason impermissibly renders that offer illusory. Please confirm in your response letter that the disclosure in this section is intended only to refer to Toll Brothers' ability to terminate the Offer upon the occurrence or non-

Darrick M. Mix, Esq.
June 24, 2008
Page 2

occurrence of the conditions outlined in Section 7. We may have additional
comments after reviewing your response.

Closing Comments

Please revise the offer materials to address our comment above. If you do not agree with
a comment, tell us why in a supplemental response letter that you should file via EDGAR
as correspondence. The letter should note the location in your amended disclosure
document of changes made in response to each comment or otherwise. It should also
provide the supplemental information requested in response to comment 2 above. Please
be aware that we may have additional comments after reviewing your response and
amended offer materials.

If you would like to contact me, please do not hesitate to do so at (202) 551-3263.

Sincerely,

Christina Chalk
Senior Special Counsel
Office of Mergers and Acquisitions